Exhibit 99.1 Special General Meeting Webcast Euronav MONDAY FEBRUARY 27, 2023

WHAT IS AT STAKE ON MARCH 23 EVERY SHARE COUNTS ON MARCH 23 YOUR VOTE MATTERS • CMB, a large minority shareholder, is calling a Special General Meeting of Euronav Shareholders on March 23. • They are asking shareholders to remove the entire existing Supervisory Board composed only of independents and replace them with five Directors CMB has handpicked. • If successful: • CMB will effectively take control of Euronav • Euronav Strategy & Governance will change dramatically • Share price may be affected negatively 2

WHY IS CMB ASKING FOR A COMPLETE CHANGE OF BOARD ? CMB REASONING AND CLAIMS REALITY Even after the termination, the current board continues to claim Arbitration on the merits : that a sale of Euronav to Frontline would be the best strategy for the company and has announced that it is actively trying to force Did FRO have any right to terminate ? Frontline to buy the company through litigation. The current Board continues to believe that a growth strategy is The Current Board indicate that its members have become the right one. intrinsically linked to, and continue to support, a combination with Frontline. An emergency arbitration can only decide to take short term On 8 February, the emergency arbitration proceedings initiated measures based on “emergency” . Only the “urgent” nature of by Euronav have been fully dismissed by the emergency the request was dismissed. Not the merits ! arbitrator. only new leadership will be able to get the company back on Tumultuous time have only been created by CMB opposition to course after these tumultuous times, restore serenity around the the merger with Frontline ! debate on the future strategy and promote a constructive dialogue with all of its stakeholders, and properly assess the We are reviewing our strategy on a yearly basis and we always strategic alternatives available to Euronav, rather than clinging welcome a robust debate about it. to the “bigger is better” approach taken by the Current Board. 3

PREAMBLE SHAREHOLDERS MUST DECIDE ON CMB ACHIEVING A “BACK-DOOR” CHANGE OF CONTROL AND IMPLEMENTING A TOTALLY NEW STRATEGY Euronav’s proven strategy CMB’s ideas EQUITY STORY• Crude oil tanker pure player with best-in-class sustainability profile• Diversified platform with new strategy on a “vague” timing • Balanced and Independent Supervisory Board• Removal of entire existing Supervisory Board GOVERNANCE • Highest standards of corporate governance • Replaced by CMB-selected directors • Expansion into areas where CMB operates • Focus on consolidation and organic growth GROWTH STRATEGY• Standalone strategy with no consolidation benefits and no • Size matters for competitive scale economies of scale • Clear approach and milestones to Net Zero (target 40% CO2 DECARBONISATION reductions by 2030)• Unspecified timeline, milestones or process TRAJECTORY • Over 50% financing already sustain-linked • Industry-leading shareholder return policy (dividends, share • Levering up Euronav’s balance sheet for future acquisition of non- CAPITAL buybacks) tanker ships ALLOCATION• Capital optimization for fleet rejuvenation and investment in the • Less free cash available to shareholders green transition GOVERNANCE & • Proportionate representation in the boardroom• CMB wants to gain full control with only a 25% economic interest CONTROL • Balanced Supervisory Board to decide future direction • Likely related party transactions APPROACH 4

EXECUTIVE SUMMARY Euronav has delivered best-in-class total shareholder return, while becoming the world’s largest 1 publicly listed tanker platform Euronav has a well-balanced strategy to deliver further growth, shareholder returns and clear energy 2 transition progress Euronav is an uncontested ESG leader in the tanker market, with clear milestones along its path to net 3 zero in 2050 4 Euronav has a qualified, experienced and engaged leadership team to deliver and oversee its strategy CMB wants to take control on the cheap by replacing the entire Supervisory Board – without 5 expressing a clear strategy or paying a control premium to other shareholders Euronav proposes to add two Board representatives for each reference shareholder, reflecting recent 6 ownership changes proportionately 5

CMB’S PROPOSAL CMB’S PROPOSED RESOLUTIONS FLOUT BASIC GOVERNANCE PRINCIPLES CMB Proposal Not in Line With Euronav Highest Standards of Governance None of the proposed independent Directors meets the Independence Criteria of the Belgian Corporate û (1) Governance Code All Directors selected by CMB without any transparency on the recruitment process û Lack of alignment with other stakeholders’ interest û All critical skills and expertise already represented in the balanced boardroom û Source: Public information (1) The Belgian Corporate Governance Code does not consider candidates proposed by a 10% shareholder as independent 6

EURONAV SUPERVISORY BOARD RECOMMENDATION FOR THE GENERAL MEETING We invite you to express your support by voting in line with the recommendations of the Supervisory Board 7

Euronav’s Strategy For Value Creation – Growing The Leading Independent Platform In The Crude Tanker Market 27 February 2023

SOME FACTS Currently does not exist. Euronav is leading the tanker sector to cooperate with shipyards, Ammonia as a fuel engine manufacturers & class societies to accelerate safe development of Ammonia engines. Transportation of Euronav current fleet cannot transport Ammonia. Ammonia The ship management expertise of ESM is exclusively dedicated to crude tankers and the office Euronav Ship does not have a license to manage other type of vessels at the moment. management Whilst economies of scale are relatively easy to be obtained from managing similar type of Economies of scale assets they are far more difficult across segments between tanker, dry bulkers or containers. Diverting from tankers may even increase CO2 emissions as those same tankers will not Selling ships won’t disappear it is likely that they will be operated by other far less scrupulous owners. accelerate transition As long as there is a need for oil to be transported it is important that companies are Oil markets are not transparent, follow strict rules and respect environmental rules – as Euronav does. sunset industry…yet When the demand for oil will start to decline it is very likely that it will decline gradually simply Oil demand decline as its clean energy replacement is likely to expand very gradually as well. likely to be gradual 9

EURONAV STRATEGY A WELL-BALANCED MEDIUM AND LONG-TERM STRATEGY FOCUSED ON GROWTH, INDUSTRY-LEADING SHAREHOLDER RETURN AND ENERGY TRANSITION Fleet Fleet Capital Sustainable Strong Growth Modernisation Allocation Energy Transition Governance • Continue to drive • Constant fleet • Strong balance sheet • Increasing allocation of • Fully Independent sector consolidation rejuvenation focus LTV 30-50% capital to energy Supervisory board transition with a focus on • Looking to reduce fleet • Opportunistic fleet • Target 80% return to refreshment and age and responsible acquisition and S&P shareholders via cash • Modern tonnage skillset recycling of older transactions going dividend/buy back if emissions are a • Regular engagement (1) tonnage forward below NAV fraction of older with shareholders and tonnage • Fleet growth & • Two years liquidity other stakeholders commercial expansion maintained• Reduce CO emissions 2 • Highly active and via pools ahead of Poseidon engaged Investor Principles trajectory Relations programmes Source: Euronav 10 (1) Currently restricted by Combination Agreement to pay out the last 3 cents per share (interim dividend)

EURONAV’S STRATEGY FOR VALUE CREATION SINCE ITS LISTING ON THE NYSE, EURONAV HAS DELIVERED INDUSTRY-LEADING RETURNS TO ITS SHAREHOLDERS (1) 22 Jan. 2015 Current Management / Strategy to 07 Dec. 2022 (01 Jan. 2020 to 07 Dec. 2022) 117.2% 69.0% 97.1% 39.9% 280 21.0% 17.5% 240 117.2% Euronav has outperformed peers in terms of shareholder 200 value creation since 97.1% appointment of the current 160 leadership team 120 21.0% 80 40 - Jan-15 Nov-15 Aug-16 Jun-17 Mar-18 Dec-18 Oct-19 Jul-20 May-21 Feb-22 Dec-22 Source: Factset as of 07 December 2022 Note: Graph and returns represent the total returns, including dividends and share buy-backs, rebased to 100 from 22 January 2015 11 (Euronav’s listing on NYSE) until 07 December 2022 (day preceding the sale of ~2m Euronav shares by John Fredriksen) (1) 01 January 2020 represents the date of current CFO’s appointment (following current CEO’s appointment in early 2019)

EURONAV’S STRATEGY FOR VALUE CREATION RECENT RESULTS SHOW THE BENEFITS OF THESE ACTIONS WHICH BEST POSITION EURONAV TO MAXIMISE OPPORTUNITIES $235m Large tanker recovery delivers highest earnings since Q2 2020 Q4 Net profit (1) $0.15 Significant capital return to shareholders Dividend per Share $96m Fleet rejuvenation brings operational leverage to upcycle and lowers CO 2 2022 Capital emissions gains $907m Strong liquidity as a core focus of Euronav in a volatile cyclical industry Q4 Liquidity Source: Euronav (1) Currently restricted by Combination Agreement to pay out the last 3 cents per share (interim dividend) 12

EURONAV’S STRATEGY FOR VALUE CREATION EFFECTIVELY REPOSITIONING FOR THE UPCYCLE SINCE 2020 WHILST REDUCING CARBON FOOTPRINT PER SHIP UNIT Capital recycled POSITIONING FOR UPCYCLE FLEET REJUVENATION RECYCLING OLDER TONNAGE Consistent investment in emission tech Euronav fleet age decreases since 2020 as 9x VLCC sold since 2020 into rising prices Cyclical timing ordering vessels cheaply global fleet ages increase 13x Suezmax sold into rising prices 15 80 13 Average price paid 8x VLCC 90 10,8 70 11 9,7 8,8 9 7,6 60 7 Current value per vessel 125 50 5 2020 2023 40 Euronav Global 30 15 Average price paid 7x 58 20 Suezmax 13 11,8 10,9 10,2 11 10 8,5 9 0 Current value per vessel 81 7 10 Yr 15 Yr 10 Yr 15 Yr 5 VLCC Suezmax 2020 2023 2020 2021 2022 2023 Euronav Global Source: Clarkson Research, Euronav 13 Suezmax VLCC

EURONAV’S STRATEGY FOR VALUE CREATION A VALUE CREATIVE PLAN FOR 2023 STRATEGIC EXPANSION CONSOLIDATION GROWTH • 10% fleet growth scheduled for 2023/24• Commercial growth via TI Pool • 5x Suezmax and 3x VLCC to be delivered• M&A prospected in fragmented sector BEST OUTLOOK IN 20 YEARS STRATEGIC FLEET REJUVENATION OPERATIONAL • Every $5k uplift in daily rates for VLCC/Suezmax LEVERAGE INTO • 12 new ship parts funded by 14 older disposals over year = $85m profit UPCYCLE • Fleet age reduced to below industry averages • Orderbook/fleet age best in 20 years BALANCE SHEET RETURNS TO SHAREHOLDERS CAPITAL • Target 30-50% LTV leverage during cycle• Target 80% return of Adjusted Net Profits ALLOCATION (1) • Maintain liquidity reserve of TWO years• Cash dividend and/or buy back NET ZERO TARGET PATH DEFINED FINANCE & ESG INITIATIVES • Continue to advance on CO emission reduction 2 • Increase sustainability financing (currently 54% SUSTAINABILITY roadmap (40% reduction in CO emissions by 2 of total bank financing) 2030) • Add to ESG accreditations • Refine timeline to beat announced target Source: Euronav 14 (1) Currently restricted by Combination Agreement to pay out the last 3 cents per share (interim dividend)

EURONAV’S STRATEGY FOR VALUE CREATION EURONAV HAS THE MOST AMBITIOUS DECARBONISATION TRAJECTORY IN THE SHIPPING INDUSTRY While oil will remain a core energy source as the world still needs energy volume and security, the shipping sector holds a pivotal position in the current energy transition • It is the most efficient means of transportation • Opportunity for the sector to partner on decarbonisation Switch & Scale-up Reduce & Invest Less Energy used Cleaner Energy used 2022 2027 2040 TI pool to offer carbon neutral First vessel capable of running on zero- At least 80% less CO intensity at 2 voyages via offsetting emission fuels in our orderbook/fleet fleet level vs. 2008 2024 2030 2050 Carbon neutrality at 40% lower CO intensity Net Zero CO emissions 2 2 roundtrip via lower carbon at fleet level vs. 2008 fuels Source: Euronav 15

EURONAV’S STRATEGY FOR VALUE CREATION A DECARBONISATION STRATEGY ENDORSED BY REFERENCE THIRD-PARTIES (1) Peers average (2) 28.3 38.3 Top ranked by Tier 1 ESG Rating Agencies (3) BBB BB 3 consecutive years “B” rating for CDP Euronav and Maersk only shipping companies in this category or higher Founding sponsor of green trade organisation Pioneer in sustainable financing efforts with a 54% of Euronav’s commercial bank financing are facilities with an integrated sustainability component new $377m sustainability linked loan Source: Sustainalytics, MSCI, CDP, Bloomberg, Public information (1) Peer set includes Frontline, International Seaways and DHT 16 (2) A lower score in the ESG Risk Rating is better than a higher score (3) Only Frontline and International Seaways have an MSCI ranking

CMB’s “strategy” & Proposition 27 February 2023

CMB'S POSITION

CMB OPPORTUNISTICALLY BUILT A STAKE TO FORCE AN ILL-JUDGED TECHNOLOGY COMBINATION AND BLOCK A VALUE CREATING MERGER WITH FRONTLINE


EURONEXT
BRUSSELS
BEL Mid
Company of the year
2022

CMB drastically reduced its stake in Euronav in April 2020 and subsequently left the Board in May 2021


50,00%
40,00%
30,00%
20,00%
10,00%
0,00%
MTO (30%)
Blocking minority (25%)
Disclosure threshold (5%)
4 October 2021
Famatown disclosed a 9.84%(1) stake in Euronav
7 April 2022
Announcement of Agreed terms for Frontline merger
19 May 2022
CMB fails on all proposed board members at AGM
11 July 2022
Combination Agreement announced
CMB only started to build its stake after Euronav's Supervisory Board unanimously decided against their proposal to combine with CMB.Tech and after Famatown started to acquire shares in Euronav
From April 2020 to February 2022, CMB sold down their position to below 5% threshold; with exact ownership (if any) unknown
Jul-18
Oct-18
Jan-19
May-19
Aug-19
Dec-19
Mar-20
Jul-20
Oct-20
Jan-21
May-21
Aug-21
Dec-21
Mar-22
Jul-22
Oct-22
Feb-23

Source: SEC 13D Filings, FSMA Transparency Declarations, Euronav Press Releases

(1) SEC 13D filing of 4 October 2021

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CMB'S POSITION

AN ATTEMPT TO EXERT OUTSIZED INFLUENCE OVER EURONAV'S SUPERVISORY BOARD TO CMB'S SOLE INTEREST

EURONEXT BRUSSELS
BEL Mid Company of the year 2022

While CMB currently owns 25% of Euronav…



… CMB non-independent candidates would account for **40%** of the Supervisory Board if it is replaced by CMB proposed slate

Candidate previously rejected during Euronav's 2022 AGM

List of Candidates Proposed by CMB

- Marc Saverys – *Non independent Director*
- Patrick de Brabandere – *Non independent Director*
- Julie De Nul – *Director*
- Catharina Scheers – *Director*
- Patrick Molis – *Director*

Other CMB Candidates are NOT Meeting Independence Criteria[1]

- Candidates were handpicked by CMB, as part of a non-transparent Saverys-family internal process, leaving shareholders uncertain of what preconditions or commitments they might bring to the Supervisory Board

- **CMB's proposal would lead to a disproportionate representation of interests in the boardroom to the sole benefit of CMB**
- **CMB's proposal appears to be an attempt to take effective control of Euronav without paying a premium to the Company's shareholders by way of a takeover, raising alarming questions about CMB's true intentions**

(1) Nominated by +10% shareholder which disqualifies them as independent under Belgian Corporate Governance Code

19

CMB STRATEGY AND INTENTIONS ? Question from an analyst: • “So I guess from your perspective, there’s just not something that you’re able to or willing to say at this point of how you’re going to create that value. I think that’s really the question is how do you guys create the incremental value?” Answer from Alexander Saverys: • “Well, give us a seat on the board. And of course, we hope that we will be represented and we will engage very soon to show how value can be created.” Extract from CMB’s call on 15 February 2023 20 27 February 2023

Euronav Is Committed To The Highest Governance Best Practices 27 February 2023

EURONAV IS COMMITTED TO THE HIGHEST GOVERNANCE BEST PRACTICES

A SEASONED MANAGEMENT BOARD

EURONEXT BRUSSELS
BEL Mid Company of the year 2022

Hugo De Stoop
Chief Executive Officer



- **Intimate knowledge and understanding of Euronav and the tanker industry with 20 years experience in different top management roles**
- Joined Euronav **~20 years ago** as Deputy CFO & Head of Investor Relations
- Appointed Euronav's CFO in 2008 and CEO in 2019
- Past experiences in Asset Management and Private Equity

Lieve Logghe
Chief Financial Officer



- **Extensive Industrial sector expertise with 27+ years experience**
- Joined Euronav **3 years ago** as CFO
- Joined the Board of BNP Paribas in May 2022
- Former VP - Head of Energy for the ArcelorMittal Europe perimeter

Alex Staring
Chief Commercial/Operating Officer



- **Strong shipping expertise with 25+ years experience in the tanker sector**
- Joined Euronav **18 years ago** and named in charge of the Offshore segment in 2010
- Former Director of Operations at Tankers International LLC
- Former Head of Operations at Euronav U.K.

Egied Verbeeck
General Counsel



- **Broad experience in Corporate and Securities law, Finance and Mergers & Acquisitions**
- Joined Euronav **17 years ago** as General Counsel
- Former Managing Associate at Linklaters

Brian Gallagher
Head of Investor Relations, Research & Communications



- **Extensive dual expertise in Investor Relations and Investment for 26+ years**
- Joined Euronav **9 years ago** and was appointed Head of IR & Communication in 2019
- Former IR Director at APR Energy
- Former Manager at UBS Global Asset Management

Under this management team, Euronav has delivered total returns of +114.6%[(1)]

Strongest results since Q2 2020 with $235m Net Profit for Q4 2022

~$525m[(2)] in capital returns to shareholders since 2020

Strong ability to navigate the Company through different cycles preserving balance sheet and liquidity

Pioneer strategy in ESG with best-in-class ratings and decarbonisation targets

Source: Public information
(1) Based on period starting from Hugo De Stoop's appointment as CEO on 9 May 2019 until 17 February 2023
(2) Including ~$406.5m of dividends and ~$118.5m of share buybacks

22

EURONAV IS COMMITTED TO THE HIGHEST GOVERNANCE BEST PRACTICES EURONAV HAS THE RIGHT SUPERVISORY BOARD TO OVERSEE THE COMPANY’S STRATEGY Euronav’s Supervisory Board is fully independent, engaged and qualified, providing effective oversight of the Company’s strategy and supervising the Management Board in the interest of all its stakeholders 98% 98% 100% 60% Female ~4Y 100% 60% Female ~4Y ESG Oversight ESG Oversight Attendance Attendance Independent Supervisory Board Tenure Independent Supervisory Board Tenure Rate in 2021 Rate in 2021 Chairwoman Chairwoman ••••• • • • • • • • • • • • • • • • • • • • • Supervisory Board members collectively bring critical skills and extensive experience in shipping, energy and industry sectors thanks to leadership positions and Board roles in Tier 1 companies Source: Public information 23 (1) Equinor since 2018

EURONAV IS COMMITTED TO THE HIGHEST GOVERNANCE BEST PRACTICES EURONAV EMBRACES CONTINUOUS GOVERNANCE REFRESHMENT AND IS PROPOSING TO ADAPT ITS SUPERVISORY BOARD COMPOSITION Consistent with its commitment to the highest governance standards, Euronav proposes to adjust its Supervisory Board to reflect its new shareholding structure allowing all stakeholders’ interests to be represented in the boardroom Current Supervisory Board Structure Proposed Supervisory Board Structure for the GM A BALANCED PROPOSAL Potential for further 9 individual Supervisory Board Carl T. Supervisory Board members Steven Anita O. enhancement at the S. Grace R.S • 5 current members of Euronav AGM in May 2023 Anne- Supervisory Board Anita O. Hélène Steven S. M. John F. • 2 new non-independent representatives of CMB Grace Anne- Cato H.S. Hélène R.S. − Mr. Marc Saverys Carl T. M. − Mr. Patrick De Brabandere Patrick Marc S. De B. • 2 new non-independent representatives of Famatown − Mr. John Fredriksen (1) (1) Representing 25% Representing 25% − Mr. Cato H. Stonex stake of CMB stake of Famatown Source: SEC 13D Filings, FSMA Transparency Declarations (1) Number of shares outstanding excluding Treasury shares 24

Your vote matters at the SGM

EURONAV SUPERVISORY BOARD RECOMMENDATION FOR THE GENERAL MEETING We invite you to express your support by voting in line with the recommendations of the Supervisory Board 26

Thank you for your attention! Q&A

DISCLAIMER AND FORWARD-LOOKING STATEMENTS Matters discussed in this presentation may constitute forward looking statements under U.S. federal securities laws, including the Private Securities Litigation Reform Act of 1995. Forward looking statements reflect the Company’s current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. All statements, other than statements of historical facts, that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, including, without limitation, the delivery of vessels, the outlook for tanker shipping rates, competitive position, general industry conditions future operating results of the Company, or its vessels, capital expenditures, expansion and growth opportunities, technological or market trends, bank borrowings, financing activities, decarbonisation plans and goals and other such matters, are forward looking statements. The words accelerating, believe, continue, create, drive, enable, further, future, grow, intends, leading, may, plan, potential, proposed, scheduled, will and would and similar expressions are intended to identify forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, as a guarantee, an assurance, a prediction or a definitive statement or fact or probability. Although the Company believes that its expectations stated in this presentation are based on reasonable assumptions, actual results may differ from those projected in the forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their obligations to us, the strength of the world economies and currencies, general market conditions, inflation, including changes in tanker vessel charter hire rates and vessel values, changes in demand for tankers, changes in our vessel operating expenses, including dry docking, crewing and insurance costs, or actions taken by regulatory authorities, ability of customers of our pools to perform their obligations under charter contracts on a timely basis, potential liability from future litigation, domestic and international political conditions, the effects of COVID-19 or other public health crises, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Moreover, new risks may emerge from time to time. We undertake no obligation to publicly update or revise any forward-looking statement contained in this presentation, whether as a result of new information, future events or otherwise, except as required by law In light of the risks, uncertainties and assumptions, the forward-looking events discussed in this presentation might not occur, and our actual results could differ materially from those anticipated in these forward-looking statements 28